Filed by EDOC Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: EDOC Acquisition Corp.

Commission File No.: 001-39689

Date: March 7, 2024

On March 7, 2024, Kevin Chen, the Chief Executive Officer of EDOC Acquisition Corp. (“EDOC”), which is a party to a previously disclosed Business Combination Agreement, dated as of December 5, 2022, as amended, with Australian Oilseeds Holdings Limited (“Pubco”) among other parties, through his social media account, shared the following post on LinkedIn.

LinkedIn

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Transaction”), Pubco filed a registration statement on Form F-4 with the SEC on September 18, 2023 (as amended or supplemented from time to time, the “Registration Statement”), which includes the proxy statement/prospectus (the “Proxy Statement”) in connection with the Transaction. The Registration Statement was declared effective on February 6, 2024. The definitive Proxy Statement and other relevant documents were mailed to shareholders of EDOC as of February 2, 2024, the record date established for voting on the Transaction. SHAREHOLDERS OF EDOC ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AND ANY AMENDMENTS THERETO, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION. Shareholders may obtain a copy of the Registration Statement, including the Proxy Statement, and other documents filed with the SEC without charge, by directing a request to: Edoc Acquisition Corp. at 7612 Main Street Fishers, Suite 200, Victor, New York 14564. The definitive Proxy Statement included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

EDOC, AOI, the other parties to the Business Combination Agreement, and their respective directors and executive officers, other members of management and employees under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of EDOC’s shareholders in connection with the proposed Transaction. Prospective investors and securityholders may obtain more detailed information regarding the names and interest in the proposed transaction of such individuals in Pubco’s filings with the SEC, and such information will also be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This filing shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of AOI, EDOC, or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Transaction and the projected future financial performance of EDOC and AOI’s operating companies following the proposed Transaction; (3) changes in the market for AOI’s products and services and expansion plans and opportunities; (4) AOI’s unit economics; (5) the sources and uses of cash of the proposed Transaction; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Transaction; (7) the projected technological developments of AOI and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; (12) expectations related to the terms and timing of the proposed Transaction; and (13) potential issuance of 10,000,000 Pubco Ordinary Shares underlying the 10,000,000 Penny Warrants could decrease shareholders’ proportionate ownership interest in Pubco, diminish the relative voting strength of each previously outstanding Pubco Ordinary Share and cause a decrease to the market price of Pubco Ordinary Shares. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of AOI’s and EDOC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AOI and EDOC. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the proposed Transaction; the ability to obtain or maintain the listing of the Pubco’s securities on The Nasdaq Stock Market, following the Transaction, including having the requisite number of shareholders; costs related to the proposed Transaction; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to AOI; AOI’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; AOI’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to AOI’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between AOI and its employees; AOI’s ability to successfully collaborate with business partners; demand for AOI’s current and future offerings; risks that orders that have been placed for AOI’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that AOI is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to AOI’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Transaction, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction; the outcome of any legal proceedings that may be instituted against AOI, EDOC or Pubco or other following announcement of the proposed Transaction; the ability of AOI to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by AOI’s peers and competitors; and those risk factors discussed in documents of Pubco and EDOC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EDOC nor AOI presently know or that EDOC and AOI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EDOC’s and AOI’s expectations, plans or forecasts of future events and views as of the date of this report. EDOC and AOI anticipate that subsequent events and developments will cause EDOC’s and AOI’s assessments to change. However, while EDOC and AOI may elect to update these forward-looking statements at some point in the future, EDOC and AOI specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by EDOC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.